Exhibit 23.2
Consent of Independent Auditors
The Board of Directors
CVR Energy, Inc.
     We consent to the incorporation by reference in the registration statements of CVR Energy, Inc. (no. 333-151787) on Form S-3, and (nos. 333-146907 and 333-148783) on Form S-8, of our report dated March 30, 2010, with respect to the consolidated balance sheet of Gary-Williams Energy Corporation and subsidiaries as of December 31, 2009, and the related consolidated statements of operations, changes in shareholder’s equity, comprehensive income (loss), and cash flows for each of the years in the two-year period then ended, which report appears in this Current Report on Form 8-K.
/s/ KPMG LLP
Denver, Colorado
December 9, 2011